

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3030

March 19, 2010

Curt Reynders
Chief Financial Officer
NVE Corporation
11409 Valley View Road
Eden Prairie, MN 55344

      **Re: NVE Corporation
             Form 10-K for the Fiscal-Year ended March 31, 2009
             Filed May 6, 2009
             File No. 000-12196**

Dear Mr. Reynders:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                  Sincerely,

                  Jeff Jaramillo
                  Accounting Branch Chief